December 17, 2024

Sebastian Toke
Chief Executive Officer
GCL Global Holdings Ltd
29 Tai Seng Avenue #02-01
Natural Cool Lifestyle Hub
Singapore 534119

       Re: GCL Global Holdings Ltd
           Amendment No. 4 to Registration Statement on Form F-4
           Filed November 29, 2024
           File No. 333-280559
Dear Sebastian Toke:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 26, 2024 letter.

Amendment No. 4 to Registration Statement on Form F-4
General

1. We note your revised disclosures in response to prior comment 1. We also note your response where you state that the Sponsor incentive shares were not impacted by the
       Convertible Note financing as such incentive shares are separate from, and not contingent on, the Convertible Notes financing. In your definitions of frequently used terms, you define Transaction Financing, which you then refer to in your definition of
       Incentive Shares. Your discussion of the Transaction Financing on page 41 appears to include the Convertible Notes financing. Please tell us, and revise to clarify, whether the Convertible Notes qualify as a Transaction Financing, as defined. If so, tell us, and
 December 17, 2024
Page 2

       revise your disclosures as necessary, to clarify why the Sponsors chose not to use the
       Incentive Shares in conjunction with such Transaction Financing. In addition, to the extent true, revise your disclosures (including on the cover page), to clarify that you expect the Sponsor will retain the 2.0 million Incentive Shares, which are not subject to lock-up agreements and may be considered additional compensation. Please contact Kathleen Collins at 202-551-3499 if you have questions regarding
comments on the financial statements and related matters. Please contact Charli Wilson at
202-551-6388 or Matthew Derby at 202-551-3334 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Mike Blankenship